UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Metalpha Technology Holding Limited

(Name of Issuer)

Ordinary Shares, Par Value US$0.0001 Per Share

(Title of Class of Securities)

G28365 107

(CUSIP Number)

Ming Ni

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

People’s Republic of China

+852 63503942

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G28365 107	13D/A	Page 2 of 5

1.	Names of Reporting Persons
Ming Ni

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
	(See Instructions)	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
1,600,000 Ordinary Shares*
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
1,600,000 Ordinary Shares*
	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,600,000 Ordinary Shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
4.2%**

14.	Type of Reporting Person (See Instructions)
IN

*	Represents (i) 800,000 Ordinary Shares and (ii) 800,000 Ordinary Shares issuable upon exercise of the PIPE Warrants.
**	Percentage of class based on 36,948,371 Ordinary Shares outstanding as of January 11, 2024, which information was provided by the Issuer to the Reporting Person (as defined below). In computing the percentage ownership of the Reporting Person, Ordinary Shares that the Reporting Person has the right to acquire within 60 days after January 11, 2024, including through the exercise of any option, warrant, or other right or the conversion of any other security, are included.

CUSIP No. G28365 107	13D/A	Page 3 of 5

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends the Schedule 13D originally filed by Mr. Ming Ni (the “Reporting Person”) with the U.S. Securities and Exchange Commission on December 1, 2021, as amended by the Amendment No. 1 filed on August 10, 2022, the Amendment No. 2 filed on February 13, 2023, the Amendment No. 3 filed on June 7, 2023 and the Amendment No. 4 filed on December 18, 2023 (as amended, the “Schedule 13D”), with respect to the Reporting Person’s beneficial ownership of the Ordinary Shares. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D. All capitalized terms not otherwise defined in this Amendment No. 5 shall have the same meanings ascribed thereto in the Schedule 13D.

CUSIP No. G28365 107	13D/A	Page 4 of 5

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented by adding the following:

In December 2023, the Reporting Person exercised the Consulting Warrants to purchase an aggregate of 2,000,000 Ordinary Shares. On January 11, 2024, the Issuer issued 600,000 Ordinary Shares to the Reporting Person, and the other 1,400,000 Ordinary Shares to unrelated third parties designated by the Reporting Person.

Item 5.	Interest in Securities of the Issuer.

Item 5(e) of the Schedule 13D is amended and restated as follows:

(e)	As of January 11, 2024, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Ordinary Shares.

CUSIP No. G28365 107	13D/A	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2024

Ming Ni

/s/ Ming Ni